Exhibit 99.1

Valens Semiconductor Enables Unprecedented, Resilient Surround View Systems for Long Vehicles, with its New VA700R Series, Capable of 40-Meter Multi-Gig Connectivity

Based on the VA7000 chipset family, the VA700R provides the connectivity infrastructure upon which innovative, safety-critical visibility solutions can be designed for truck drivers.

HOD HASHARON, Israel. January 24, 2024 – Today, Valens Semiconductor (NYSE:VLN), a leader in high-performance connectivity, unveiled the VA700R Series, which offers industry leading bandwidth and link distance for long vehicle sensor connectivity. Enabling 4Gbps at distances of up to 40 meters/130 feet, while supplying power and bi-directional control over the cable, the VA700R provides the connectivity infrastructure upon which innovative visibility solutions can be designed for truck drivers.

The VA700R Series – containing the VA7021R Serializer and the VA7004R Deserializer – offers an unprecedented combination of bandwidth and link distances for applications such as surround view and rear-view visibility for medium and long vehicles. The SerDes will support high resolutions, including up to 8MP (4K) cameras operating at 30 frames per second. It is also bit-accurate, making it applicable for ADAS applications. Demonstrations of the VA700R are available today, and engineering samples are slated to be released to customers in mid-2024.

Long vehicles have suffered from a lack of visibility due to the complex technical challenge of long-distance connectivity in a rough Electromagnetic Compatibility (EMC) environment. Valens is uniquely capable of overcoming this challenge, providing the best solution for guaranteeing the performance needed for enhanced ADAS systems in long vehicles.

“Valens Semiconductor’s connectivity solutions are high-performance – and that doesn’t just mean the highest bandwidth or the lower error rate – it also means the longest link distance,” said Gideon Kedem, SVP and Head of Automotive Business at Valens Semiconductor. “Our chipsets are the connectivity infrastructure upon which automotive OEMs and Tier 1s can build their future innovations. With the unprecedented resilience and link distance of the VA700R, these innovations will become available to millions of truck drivers around the world, who operate the most dangerous vehicles on the road while having to contend with limited visibility.”

Valens is already seeing significant interest in its long-vehicle-focused solutions. At Automotive World Japan, taking place in Tokyo on January 24-26, Valens will display a demonstration of the VA700R chipset, showing error-free connectivity of 4Gbps over distances of 40 meters/130 feet.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan,

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moira Conlon

Financial Profiles, Inc.

+1-310-622-8220

Valens@finprofiles.com

SOURCE Valens Semiconductor